UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Image Sensing Systems, Inc.

(Exact name of registrant as specified in its charter)

Minnesota	0-26056	41-1519168
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

500 Spruce Tree Centre, 1600 University Avenue West, St. Paul, MN		55104
(Address of principal executive offices)		(Zip Code)

Dale E. Parker, telephone:  651-603-7700

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box below to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

SECTION 1 - Conflict Minerals Disclosure

ITEM 1.01 Conflict Minerals Disclosure and Report

Image Sensing Systems, Inc. (the “Company”) has filed a Conflict Minerals Report with the Securities and Exchange Commission as Exhibit 1.01 hereto, which is publicly available at www.imagesensing.com.

ITEM 1.02 Exhibit

The Company has filed the Conflict Minerals Report required by Item 1.01 as Exhibit 1.01 to this Form SD.

SECTION 2 - Exhibits

ITEM 2.01 Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Image Sensing Systems, Inc.

By:	/s/ Dale E. Parker
Dale E. Parker, Interim President, Interim Chief Executive Officer, and Chief Financial Officer

Date:  May 27, 2016